UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2010 AND 2009

INDEX
Review Report of Independent Registered Public Accounting Firm			1
Unaudited Condensed Consolidated Balance Sheets			2
Unaudited Condensed Consolidated Income Statements			4
Unaudited Condensed Consolidated Statements of Recognized Income and Expense			5
Unaudited Condensed Consolidated Statements of Changes in Total Equity			6
Unaudited Condensed Consolidated Cash Flow Statements			7
Note	1	Introduction, basis of presentation of the condensed consolidated interim financial statements and other information	8
Note	2	Basis of consolidation	10
Note	3	Dividends and Interest on Capital	11
Note	4	Financial assets	11
Note	5	Non-current assets held for sale	12
Note	6	Investments in Associates	13
Note	7	Tangible assets	13
Note	8	Intangible assets	14
Note	9	Financial liabilities	14
Note	10	Provisions	15
Note	11	Equity	18
Note	12	Segment reporting	18
Note	13	Related party transactions	19
Note	14	Share-based compensation	22
Note	15	Other disclosures	23
Note	16	Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank	24
APPENDIX I		SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.	26

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Stockholders of
Banco Santander (Brasil) S.A.
São Paulo - SP

We have reviewed the accompanying condensed consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries (“Bank”) as of March 31, 2010 and the related condensed consolidated statements of income, recognized income and expense and changes in equity for the three-month periods ended March 31, 2010 and 2009. Management is responsible for the preparation and presentation of the condensed consolidated interim financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting. Our responsibility is to express a conclusion on this interim financial information based on our review.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Previously, we have audited the financial statements of Banco Santander (Brasil) S.A. and its subsidiaries (“Bank”) as of December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. And issued an unqualified opinion thereon, dated February 1, 2010.

/s/ Deloitte Touche Tohmatsu
April 20, 2010

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Thousands of Brazilian Reais)

		March 31,	December 31,
ASSETS	Note	2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		36,834,602	27,269,012

FINANCIAL ASSETS HELD FOR TRADING	4	23,132,780	20,115,652
Loans and advances to credit institutions		36,431	67,170
Debt instruments		16,118,912	12,554,035
Equity instruments		2,619,594	2,544,441
Trading derivatives		4,357,843	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4	15,872,938	16,294,460
Loans and advances to credit institutions		1,224,857	1,907,265
Loans and advances to customers		232,247	389,113
Debt instruments		207,710	210,973
Equity instruments		14,208,124	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS	4	37,183,310	46,406,120
Debt instruments		35,647,124	44,745,924
Equity instruments		1,536,186	1,660,196

LOANS AND RECEIVABLES	4	150,002,676	152,162,954
Loans and advances to credit institutions		20,329,708	24,228,143
Loans and advances to customers		129,672,968	127,934,811

HEDGING DERIVATIVES		133,113	163,425

NON-CURRENT ASSETS HELD FOR SALE	5	41,201	171,464

INVESTMENTS IN ASSOCIATES	6	422,532	419,122

TANGIBLE ASSETS	7	3,835,346	3,701,769

INTANGIBLE ASSETS	8	31,587,440	31,617,939
Goodwill		28,312,236	28,312,236
Other intangible assets		3,275,204	3,305,703

TAX ASSETS		14,834,248	15,779,222
Current		1,160,074	2,162,063
Deferred		13,674,174	13,617,159

OTHER ASSETS		2,168,716	1,871,437

TOTAL ASSETS		316,048,902	315,972,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Thousands of Brazilian Reais)

		March 31,	December 31,
LIABILITIES AND EQUITY	Note	2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING	9	4,504,864	4,434,734
Trading derivatives		4,365,754	4,401,709
Short positions		139,110	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	1,831	1,795
Deposits from credit institutions		1,831	1,795

FINANCIAL LIABILITIES AT AMORTISED COST	9	203,498,941	203,567,734
Deposits from the Brazilian Central Bank		117,370	240,113
Deposits from credit institutions		24,091,664	20,955,846
Customer deposits		147,286,777	149,440,156
Marketable debt securities		11,271,179	11,439,010
Subordinated liabilities		9,854,534	11,304,445
Other financial liabilities		10,877,417	10,188,164

HEDGING DERIVATIVES		37,125	9,806

LIABILITIES FOR INSURANCE CONTRACTS		16,101,637	15,527,197

PROVISIONS	10	9,880,748	9,480,262
Provisions for pensions funds and similar obligations		1,125,849	1,096,799
Provisions for contingent liabilities, commitments and other provisions		8,754,899	8,383,463

TAX LIABILITIES		8,515,637	9,456,537
Current		4,475,313	5,588,680
Deferred		4,040,324	3,867,857

OTHER LIABILITIES		2,778,476	4,227,768

TOTAL LIABILITIES		245,319,259	246,705,833

EQUITY
SHAREHOLDERS' EQUITY		70,069,378	68,706,363
Issued capital	11	62,612,455	62,612,455
Reserves		6,093,908	2,161,302
Profit for the period attributable to the Parent		1,763,015	5,507,606
Less: Dividends and remuneration	3	(400,000)	(1,575,000)

VALUATION ADJUSTMENTS		658,883	559,042
Available-for-sale financial assets		879,077	791,966
Cash flow hedges		(220,194)	(232,924)

NON-CONTROLLING INTERESTS		1,382	1,338

TOTAL EQUITY		70,729,643	69,266,743
TOTAL LIABILITIES AND EQUITY		316,048,902	315,972,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2010 AND 2009
(Thousands of Brazilian Reais, except for per share data)

		March 31,
	Note	2010	2009
Interest and similar income		9,277,589	9,996,414
Interest expense and similar charges		(3,444,859)	(4,824,482)
INTEREST INCOME / (net)	12	5,832,730	5,171,932
Income from equity instruments	12	3,741	6,521
Income from companies accounted for by the equity method	6	10,388	204,618
Fee and commission income	12	1,841,488	1,664,323
Fee and commission expense	12	(219,086)	(221,246)
Gains/losses on financial assets and liabilities (net)	12	645,568	859,101
Held for trading		483,959	646,415
Other financial instruments at fair value through profit or loss		129	56,183
Financial instruments not measured at fair value through profit or loss		97,312	108,019
Other		64,168	48,484
Exchange differences (net)	12	(86,793)	(212,916)
Other operating income (expense)	12	(46,536)	(53,094)
TOTAL INCOME		7,981,500	7,419,239
Administrative expenses		(2,655,242)	(2,731,064)
Personnel expenses	12	(1,354,801)	(1,360,229)
Other general expenses	12	(1,300,441)	(1,370,835)
Depreciation and amortization	12	(286,461)	(316,501)
Tangible assets		(114,829)	(106,072)
Intangible assets		(171,632)	(210,429)
Provisions (net)	12	(629,424)	(559,256)
Impairment losses on financial assets (net)		(2,403,223)	(2,360,343)
Loans and receivables	4-b	(2,402,954)	(2,360,096)
Other financial instruments not measured at fair value through profit or loss	12	(269)	(247)
Impairment losses on other assets (net)	12	(4,083)	(19,548)
Other intangible assets		(3,696)	(22,756)
Other assets		(387)	3,208
Gains on disposal of assets not classified as non-current assets held for sale		15,191	46,824
Gains on non-current assets held for sale not classified as discontinued operations		104,897	1,696
OPERATING PROFIT BEFORE TAX		2,123,155	1,481,047
Income taxes		(360,069)	(649,249)
CONSOLIDATED PROFIT FOR THE PERIOD		1,763,086	831,798
Profit attributable to the Parent		1,763,015	831,798
Profit attributable to non-controlling interests		71	-

EARNINGS PER SHARE (Brazilian reais)
Basic and Diluted earnings per 1,000 share (reais)	14-a
Common shares		4.22	2.44
Preferred shares		4.64	2.68
Weighted average shares outstanding (in thousands) - Basic and Diluted
Common shares		212,841,732	174,292,415
Preferred shares		186,202,385	151,465,867

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE PERIOD ENDED MARCH 31, 2010 AND 2009
(Thousands of Brazilian Reais)

	March 31,
	2010	2009
CONSOLIDATED PROFIT FOR THE PERIOD	1,763,086	831,798

OTHER RECOGNIZED INCOME AND EXPENSE	99,841	5,383
Available-for-sale financial assets	190,773	(132,853)
Revaluation gains/losses	288,085	(24,834)
Amounts transferred to income statement	(97,312)	(108,019)
Cash flow hedges	23,138	187,340
Revaluation gains/losses	23,138	187,340
Income taxes	(114,070)	(49,104)
TOTAL RECOGNIZED INCOME AND EXPENSE	1,862,927	837,181

Attributable to the Parent	1,862,856	837,181
Attributable to non-controlling interests	71	-
TOTAL	1,862,927	837,181

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIOD ENDED MARCH 31, 2010 AND 2009
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non- controlling Interests	Total Equity

Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	831,798	-	831,798	5,383	837,181	-	837,181
Other Changes in Equity
Appropriation of profit for the period	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	1,453,045	-	-	-	-	-
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	-	-	-	-	-	-	-	65	65
Balances at March 31, 2009	47,152,201	2,165,381	(1,948)	831,798	-	50,147,432	519,000	50,666,432	5,344	50,671,776

Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	1,763,015	-	1,763,015	99,841	1,862,856	71	1,862,927
Other Changes in Equity
Appropriation of profit for the period	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	-	1,175,000	(400,000)	-	(400,000)	-	(400,000)
Other	-	-	-	-	-	-	-	-	(27)	(27)
Balances at March 31, 2010	62,612,455	6,093,908	-	1,763,015	(400,000)	70,069,378	658,883	70,728,261	1,382	70,729,643

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR PERIOD ENDED MARCH 31, 2010 AND 2009
(Thousands of Brazilian Reais)

	March 31,
	2010	2009
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	1,763,086	831,798
Adjustments to profit	3,393,991	3,138,322
Depreciation of tangible assets	114,829	106,072
Amortization of intangible assets	171,632	210,429
Impairment losses on other assets (net)	3,696	22,756
Provisions (net)	3,032,378	2,919,352
Gains (net) on disposal of tangible assets and investments	(15,191)	(45,369)
Share of results of entities accounted for using the equity method	(10,388)	(204,618)
Changes in deferred tax assets and liabilities	97,035	129,700
	5,157,077	3,970,120
Net (increase) decrease in operating assets	(3,617,939)	1,925,150
Brazilian Central Bank compulsory deposits	(10,986,174)	(99,018)
Financial assets held for trading	(3,017,128)	(2,361,452)
Other financial assets at fair value through profit or loss	421,522	(886,669)
Available-for-sale financial assets	9,413,583	3,309,192
Loans and receivables	(215,843)	992,108
Other assets	766,101	970,989
Net increase (decrease) in operating liabilities	998,898	(4,791,364)
Financial liabilities held for trading	70,130	(2,941,984)
Other financial liabilities at fair value through profit or loss	36	(49,916)
Financial liabilities at amortized cost	3,518,570	(4,234,382)
Other liabilities	(2,589,838)	2,434,918
Total net cash flows from operating activities (1)	2,538,036	1,103,906

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(381,569)	(225,260)
Tangible assets	(273,489)	(152,866)
Intangible assets	(108,080)	(72,394)
Divestments	10,339	113,028
Tangible assets	10,339	113,028
Total net cash flows from investing activities (2)	(371,230)	(112,232)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	-	(1,948)
Issuance of other long-term liabilities	3,114,768	3,740,301
Dividends paid	(1,552,964)	(1,359,378)
Redemption of other long-term liabilities	(3,532,893)	(3,853,321)
Redemption of subordinated liabilities	(1,616,274)	-
Increase/Decrease in non-controlling interests	(27)	65
Total net cash flows from financing activities (3)	(3,587,390)	(1,474,281)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)	(1,420,584)	(482,607)
Cash and cash equivalents at beginning of period	18,730,403	16,750,870
Cash and cash equivalents at end of period	17,309,819	16,268,263

Non-cash transactions
Loans transferred to foreclosed assets	26,833	17,757
Dividends and interest on capital declared but not paid	340,568	-
Supplemental information
Interest received	9,453,839	8,523,410
Interest paid	3,778,670	4,246,995
Taxes paid	428,688	630,681

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

1. Introduction, basis of presentation of the condensed consolidated interim financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (the “Bank” or “Santander” or "Banco Santander"), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial brazilian Santander Group companies with the Brazilian Central Bank, established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2.041 and 2.235 – Bloco A, Vila Olimpia, São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing, mortgage loan and leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a conglomerate of financial institutions that operate on an integrated basis in the financial capital markets.

b) Global Offering of shares

TheBoardof Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, available at www.santander.com.br and the CVM website and its english version on Form F-1, available on the SEC website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering was disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Consequently, these interim financial statements do not include all the information required of consolidated financial statements prepared in accordance with IFRS as adopted by the IASB, in order to properly comprehend the information included in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2009.

The accounting policies and methods used in preparing these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2009, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements for the year ended December 31, 2009 which did not have a material effect on these condensed consolidated financial statements.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

  • The balance sheet becomes the statement of financial position.

  • The statement of recognised income and expense becomes the statement of comprehensive income.

  • The cash flow statement becomes the statement of cash flows.

The Bank has opted for presenting income and expense items and components of other comprehensive income in two separate statements. Additionally, in preparing these condensed consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008 and 2009.

d) Estimates made

The results and the determination of equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements.

In the financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

These estimates relate basically to the following:

- Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties onanarm’slength basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• Present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

- The allowance for loan losses

We cover losses inherent in debt instruments not measured at fair value considering the historical experience of impairment and other circumstances known at the time of assessment. The inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

- The impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment requires a significant judgment.

- The assumptions used in the actuarial calculation of the liabilities and commitments of pension fund and similar obligation

The Bank provides retirement and pension benefits that supplement those provided by the Government in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation of these plans is dependent upon a series of assumptions; the principal are as follows:

• interest rates;
• mortality tables, disability biometric table, disability mortality table and expected turn over table;
• estimated benefit increase rate;
• inflation rate;
• estimated salary increase rate; and
• the method used to calculate vested commitments to current employees.

- The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the consolidated companies’ tax credits is based on the projection of future income and a technical studies.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

- Changes in deposit amounts, customer basis and defaults by borrowers;
- Changes in interest rates;
- Changes in inflation rates;
- Government regulation and tax matters;
- Adverse legal or regulatory disputes or proceedings;
- Credit, market and other risks of lending and investment activities;
- Changes in market values of Brazilian securities, particularly Brazilian government securities; and
- Changes in regional, national and international business and economic conditions.

All of these estimates are further discussed on the December 31, 2009 and 2008 consolidated financial statements. In the period ended March 31, 2010 there were no significant changes in the estimates made at 2009 year-end besides those indicated in these interim financial statements.

e) Contingent assets and liabilities

Note 2-p of the consolidated financial statements for the year ended December 31, 2009 and 2008 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2009 and the date of preparation of these interim financial statements.

f) Comparative information

The informations for 2009 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the informations relating to the three-months period ended March 31, 2010.

g) Seasonality of the Bank’s transactions

Given the activities in which the Bank’s companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the three-months ended March 31, 2010.

h) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality with respect to the interim financial statements.

i) Condensed consolidated cash flow statements

The following terms are used in the condensed consolidated cash flow statements with the meanings specified:

1. Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

2. Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

3. Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as “cash and cash equivalents”. Accordingly, the Bank classifies as cash and cash equivalents the balances recognized under “Cash and Balances with the Brazilian Central Bank” in the condensed consolidated balance sheet, except for Central Bank compulsory deposits which are considered as restricted cash.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 6.

There were no transactions involving changes in the scope of consolidation for the three months period ended on March 31, 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

3. Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments are fully input to the annual mandatory dividend.

	March 31, 2010

	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units
Interest on capital based on interim net income for three-months ended March 31, 2010 (1)	400,000	0.9577	1.0535	105.3477
Total in March 31, 2010	400,000
(1) Established by Board of Directors in March 2010. Common shares - R$0.8141 and Preferred shares - R$0.8955, net of taxes, and Units R$89.5456.

	December 31, 2009
	Thousands of	Reais per Thousand Shares / Units
	Reais (5)	Common	Preferred	Units
Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends for the period of December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital based on interim net income for the period of December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000
(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44.7728.

(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital were fully input into the mandatory dividends, and paid on February 22, 2010, without any additional amount for monetary for monetary correction.

4. Financial assets

a) Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2010 and December 31, 2009 is as follows:

Thousands of Reais	March 31, 2010

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and advances to credit institutions	36,431	1,224,857	-	20,329,708	21,590,996
Loans and advances to customers	-	232,247	-	129,672,968	129,905,215
Of which:
Loans and advances to customers, gross	-	232,247	-	139,677,701	139,909,948
Impairment losses	-	-	-	(10,004,733)	(10,004,733)
Debt instruments	16,118,912	207,710	35,647,124	-	51,973,746
Equity instruments	2,619,594	14,208,124	1,536,186	-	18,363,904
Trading derivatives	4,357,843	-	-	-	4,357,843
Total	23,132,780	15,872,938	37,183,310	150,002,676	226,191,704

Thousands of Reais	December 31, 2009

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Receivables	Total

Loans and advances to credit institutions	67,170	1,907,265	-	24,228,143	26,202,578
Loans and advances to customers	-	389,113	-	127,934,811	128,323,924
Of which:
Loans and advances to customers, gross	-	389,113	-	138,005,290	138,394,403
Impairment losses	-	-	-	(10,070,479)	(10,070,479)
Debt instruments	12,554,035	210,973	44,745,924	-	57,510,932
Equity instruments	2,544,441	13,787,109	1,660,196	-	17,991,746
Trading derivatives	4,950,006	-	-	-	4,950,006
Total	20,115,652	16,294,460	46,406,120	152,162,954	234,979,186

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicatedinNote2of the consolidated financial statements of the Bank for the year ended December 31, 2009, changes in the carrying amounts of financial assets and liabilities are recognized with a balancing entry in the consolidated income statement except in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At March 31, 2010 the Bank had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited condensed consolidated statement of recognized income and expenses.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under "Loans and Receivables" in the three months period ended March 31, 2010 and 2009 were as follows:

	March 31,
Thousands of Reais	2010	2009

Balance at beginning of the period	10,070,479	8,181,156
Impairment losses charged to income for the period – loans and receivables	2,575,611	2,461,539
Write-off of impaired balances against recorded impairment allowance	(2,641,357)	(1,795,150)
Balance at end of the period	10,004,733	8,847,545
Recoveries of loans previously charged off	172,657	101,443

Considering the amounts of “Recoveries of loans previously charged off” and those recognized under “Impairment losses charged to income”, the impairment losses recognized in income statements on “Loans and Receivables” amounted to R$2,402,954 thousand and R$2,360,096 thousand in the three-months period ended March 31, 2010 and 2009, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the three months period ended March 31, 2010 and 2009 is as follows:

	March 31,
Thousands of Reais	2010	2009

Balance at beginning of the period	9,899,884	7,730,464
Net additions	2,476,373	2,352,080
Written-off assets	(2,641,357)	(1,795,150)
Balance at end of the period	9,734,900	8,287,394

5. Non-current assets held for sale

At March 31, 2010 and December 31, 2009, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

6. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments		Results of Investments

	March 31,	December 31,	March 31,	December 31,	March 31,
Thousands of Reais	2010	2009	2010	2009	2010	2009

Norchem Holding e Negócios S.A.	21.75%	21.75%	24,462	24,056	406	(79)
Norchem Participações e Consultoria S.A.	50.00%	50.00%	29,434	28,918	516	753
Companhia de Crédito, Financiamento e Investimento RCI	39.58%	39.58%	106,995	101,303	5,692	2,815
Brasil
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	192,371	189,088	3,283	4,506
Celta Holding S.A.	26.00%	26.00%	59,496	65,612	522	7,491
ABN AMRO Brasil Dois Participações S.A. (3)	-	-	-	-	-	126,442
Real Seguros Vida e Previdência S.A. (2)	-	-	-	-	-	8,766
Companhia Brasileira de Meios de Pagamento - Visanet (1) (3)	-	-	-	-	-	52,955
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	9,774	10,145	(31)	837
Others (3)	-	-	-	-	-	132
Total			422,532	419,122	10,388	204,618

(1) Although the participations were less than 20%, the bank presumed significant influence on such participations, which was evidenced due to the bank’s representation on the board of directors of investees, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investees.

(2) Current denomination of Real Tókio Marine Vida e Previdência S.A. The company has become consolidated by the Bank, as part of the merger of Santander Seguros into the Bank, approved on August 14, 2009, and incorporated by Santander Seguros in September 2009.

(3) Investment sold in 2009.

b) Changes

The changes in the balance of this item in the three months period ended on March 31, 2010 were as follows:

Thousands of Reais	March 31, 2010

Balance at beginning of period	419,122
Effect of equity accounting	10,388
Dividends paid	(6,978)
Balance at end of period	422,532

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended on March 31, 2010 and December 31, 2009.

7. Tangible asset

a) Changes in the period

In the three months period ended on March 31, 2010 and 2009 tangible asset items were acquired for R$273,489 thousand and R$152,866 thousand, respectively. Also, in the three months period ended on March 31, 2010 and 2009 tangible asset items were disposed of with carrying amounts of R$10,339 thousand and R$113,028 thousand, respectively, giving rise to net gains on disposal of R$15,446 thousand and R$4,355 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on March 31, 2010 and December 31, 2009.

c) Tangible asset purchase commitments

At Mach 31, 2010 and December 31, 2009, the Bank did not have any significant commitments to purchase tangible asset items.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

8. Intangible asset

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment.

For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to the Company’s goodwill in March 31, 2010 and December 31, 2009.

The breakdown of “Goodwill” is as follows:

	March 31,	December 31,
Thousands of Reais	2010	2009

Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
	28,312,236	28,312,236

There were no acquisitions or disposal of companies for the three months period ended on March 31, 2010.

b) Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

	Estimated	March 31,	December 31,
Thousands of Reais	Useful Life	2010	2009

With finite useful life:
IT developments	3 years	1,722,531	1,711,000
Customer relationship	(1)	4,267,499	4,288,031
Other assets	up to 5 years	239,293	237,517
Accumulated amortization		(2,233,930)	(2,123,698)
Impairment losses		(720,189)	(807,147)
		3,275,204	3,305,703

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

9. Financial liabilities

a) Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at March 31, 2010 and December 31, 2009 is as follows:

Thousands of Reais	March 31, 2010
	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost	Total

Deposits from the Brazilian Central Bank	-	-	117,370	117,370
Deposits from credit institutions	-	1,831	24,091,664	24,093,495
Customer deposits	-	-	147,286,777	147,286,777
Marketable debt securities	-	-	11,271,179	11,271,179
Trading derivatives	4,365,754	-	-	4,365,754
Subordinated liabilities	-	-	9,854,534	9,854,534
Short positions	139,110	-	-	139,110
Other financial liabilities	-	-	10,877,417	10,877,417
Total	4,504,864	1,831	203,498,941	208,005,636

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

Thousands of Reais	December 31, 2009

	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost	Total

Deposits from the Brazilian Central Bank	-	-	240,113	240,113
Deposits from credit institutions	-	1,795	20,955,846	20,957,641
Customer deposits	-	-	149,440,156	149,440,156
Marketable debt securities	-	-	11,439,010	11,439,010
Trading derivatives	4,401,709	-	-	4,401,709
Subordinated liabilities	-	-	11,304,445	11,304,445
Short positions	33,025	-	-	33,025
Other financial liabilities	-	-	10,188,164	10,188,164
Total	4,434,734	1,795	203,567,734	208,004,263

b) Information on issues, repurchases or redemption of marketable debt securities

The changes in the balance of Marketable debt instruments in the three months period ended on March 31, 2010 were follows:

March 31,
Thousands of Reais	2010

Balance at beginning of the period	11,439,010
Issues	3,114,768
Repurchases or Redemptions	(3,532,893)
Interest	251,157
Exchange differences and Others	(863)
Balance at end of the period	11,271,179

At March 31, 2010 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

c) Information on issues, amortization or redemption of subordinated liabilities

The changes in the balance of Subordinated liabilities in the three months period ended on March 31, 2010 were follows:

March 31,
Thousands of Reais	2010

Balance at beginning of the period	11,304,445
Amortization:
Redemption (1)	(1,616,274)
Quarterly interest payments	(19,368)
Interest	165,839
Foreign exchange	19,892
Balance at end of the period	9,854,534

(1) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, with original maturity on March 25, 2019, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

d) Other issues guaranteed by the Bank

At Mach 31, 2010 and December 31, 2009, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

10. Provisions

a) Breakdown

The breakdown of the balance of “Other intangible assets” is as follows:

	March 31,	December 31,
Thousands of Reais	2010	2009

Provisions for pensions funds and similar obligations	1,125,849	1,096,799
Provisions for contingent liabilities, commitments and other provisions (1)	8,754,899	8,383,463
Provisions	9,880,748	9,480,262
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as cash payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to split the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of a split as the formal consolidation of debts unrealized and, therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

- PIS and Cofins - R$3,898,945 thousand (December 31, 2009 - R$3,734,078 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

- CSLL - equal tax treatment - R$270,401 thousand (December 31, 2009 - R$258,985 thousand) - lawsuit filed by several companies of the consolidated challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

-Increase in CSLL tax rate - R$615,737 thousand (December 31, 2009 - R$548,550 thousand) - the Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation estabilished a 15% tax rate.

- Service Tax (ISS) - Financial Institutions - R$268,755 thousand (December 31, 2009 - R$268,845 thousand): refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

- Social Security Contribution (INSS) - R$198,904 thousand (December 31, 2009 - R$197,851 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

- Allowance for doubtful accounts - R$210,534 thousand (December 31, 2009 - R$209,559 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

ii. Labor contingencies

These are lawsuits brought by labor unions, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For labor claims considered to be similar and usual, provisions are recognized based on the history of payments made. Labor claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the bank under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. The Bank is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. Previous decisions relating to the merit of the issue, unfavorable to the banks, are under litigation at both the Superior Court of Justice (STJ) and the Supreme Court (STF). There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. At the STJ, other legal issues are in discussion such as prescription which, if provided, may substantially reduce or even exempt the Bank from the obligations on these lawsuits. The Bank believes in the success of the arguments defended in these courts based on their content and the sound legal basis, and in accordance with legislation.

Minority Interest - On September 1, 2009, the Bank reached an settlement with the minority interest of the extinct Banco Noroeste related to the lawsuits filed against the corporate events that occurred in 1998 and 1999 and the lawsuits were terminated. This settlement was confirmed by courts and the lawsuits were extinguished.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$429,376 thousand, R$47,417 thousand and R$16,111 thousand (December 31, 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$492,904 thousand (December 31, 2009 - R$525,099 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

-CPMF(tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander , actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. Administrative proceedings are pending of decisions. The updated amount of each proceeding is approximately R$520 million.

- IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$387 million.

- Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$352 million.

- Losses on lending operations - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$227 million.

- CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9.779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$166 million.

- CSLL - equal tax treatment - Amendment 10/96 - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$163 million.

- CSLL - Final and unappealable decision - This lawsuit claims the right not to recognize the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL, as the Entity was granted a favorable final and unappealable decision that overrules the collection of CSLL under Law 7.689/1988 and Law 7.787/1989. The appeals filed with the Federal Regional Court are awaiting a decision. The amount involved adjusted for inflation is approximately R$149 million.

- Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

11. Equity

a) Issued capital

The authorized capital is represented by 399,044,117 thousand registered shares without par value, being 212,841,732 thousand of ordinary shares and 186,202,385 thousand of preferred shares.

b) Treasury shares

In February 2009, the Bank acquired 25,395 thousand of shares of its own issue at the amount of R$ 1,948 thousand. In August 2009, was approved at the Extraordinary stockholder´s meeting, the cancellation of the shares held in treasury, without reduction in capital through the absorption of R$ 1,948 thousand against capital reserves.

12. Segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

  • Commercial Banking
  • Global Wholesale Banking
  • Asset Management and Insurance (March 31, 2009 - Asset Management and Brokerage)

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the business activity arising from management of the investment fund, pension and insurance businesses. The Global Wholesale Banking segment reflects the returns on Investment Banking and Markets, including all the globally managed treasury activities and the equities business.

The condensed income statements and other significant data are as follows:

Thousands of Reais	March 31, 2010
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	5,184,300	603,239	45,191	5,832,730
Income from equity instruments	3,741	-	-	3,741
Share of results of entities accounted for using the equity method	10,388	-	-	10,388
Net fee and commission income	1,309,295	213,239	99,868	1,622,402
Gains (losses) on financial assets and liabilities and Exchange differences	420,104	123,054	15,617	558,775
Other operating income/(expenses)	(123,108)	(8,337)	84,909	(46,536)
TOTAL INCOME	6,804,720	931,195	245,585	7,981,500
Personnel expenses	(1,237,195)	(101,000)	(16,606)	(1,354,801)
Other administrative expenses	(1,230,988)	(54,297)	(15,156)	(1,300,441)
Depreciation and amortization	(230,684)	(11,898)	(43,879)	(286,461)
Provisions (net)	(620,458)	(980)	(7,986)	(629,424)
Net impairment losses on financial assets	(2,397,734)	(5,489)	-	(2,403,223)
Net impairment losses on non-financial assets	(4,084)	-	1	(4,083)
Other non-financial gains/(losses)	120,088	-	-	120,088
PROFIT BEFORE TAX	1,203,665	757,531	161,959	2,123,155

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

Thousands of Reais	March 31, 2009
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total

NET INTEREST INCOME	4,697,881	468,977	5,074	5,171,932
Income from equity instruments	6,521	-	-	6,521
Share of results of entities accounted for using the equity method	204,618	-	-	204,618
Net fee and commission income	1,201,683	169,565	71,829	1,443,077
Gains (losses) on financial assets and liabilities and Exchange differences	261,386	382,121	2,678	646,185
Other operating income/(expenses)	(41,635)	(12,054)	595	(53,094)
TOTAL INCOME	6,330,454	1,008,609	80,176	7,419,239
Personnel expenses	(1,222,670)	(126,395)	(11,164)	(1,360,229)
Other administrative expenses	(1,303,629)	(63,299)	(3,907)	(1,370,835)
Depreciation and amortization	(305,218)	(10,687)	(596)	(316,501)
Provisions (net)	(557,521)	4,115	(5,850)	(559,256)
Net impairment losses on financial assets	(2,394,893)	34,550	-	(2,360,343)
Net impairment losses on non-financial assets	(19,548)	-	-	(19,548)
Other non-financial gains/(losses)	48,520	-	-	48,520
PROFIT BEFORE TAX	575,495	846,893	58,659	1,481,047

Thousands of Reais	March 31, 2010
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	282,456,354	33,592,548	-	316,048,902
Loans and advances to customers	101,064,431	28,840,784	-	129,905,215
Customer deposits	126,556,917	20,729,860	-	147,286,777

Thousands of Reais	December 31, 2009
Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	282,467,463	33,505,113	-	315,972,576
Loans and advances to customers	99,752,662	28,571,262	-	128,323,924
Customer deposits	125,567,575	23,872,581	-	149,440,156

The balances between commercial banking and global wholesale banking of the period ended on December 31, 2009 were reclassified for the purpose of comparability with the current period, duo to the customer resegmentation occurred in 2010.

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for March 31, 2010 and 2009.

13. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties:

a) Key-Persons Management Compensation

The Board of Directors at the meeting held on March 22, 2010, approved the proposal for Key-person management compensation for the year of 2010, amounting up to R$246,560 thousand. In addition to the expected compensation, managers will be entitled to benefits in the amount up to R$7,480 thousand, and pension plans in force in the amount up to R$50,000 thousand.

The Board of Directors approved the Audit Committee’s global compensation for the period from April 2010 to March 2011 in the amount up to R$3,440 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals, further explained on note 37-b of the Consolidated Financial Statements of the Bank for the exercise ended on December 31, 2009.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s compensation:

	March 31,
Thousands of Reais	2010	2009

Variable compensation	39,437	34,949
Fixed compensation	10,625	9,918
Other	2,522	3,240
Total	52,584	48,107

iii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, associates, management (Board of directors and Directors), members of audit committee and their families.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of March 31, 2010 and December 31, 2009:

	March 31, 2010
	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Stockholders'
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138.499.211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S/A (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	293,857	0.1%	268,129	0.1%	561,986	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	33,301,242	15.7%	31,774,579	17.1%	65,075,821	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.

(2) The Merger of Santander Seguros' shares, led to mutual participation between Banco Santander and Santander Seguros, which will be eliminated within a maximum period of one year from the Extraordinary General Meeting that approved the merger of shares, in accordance with the current regulation.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

d) Related-Party Transactions

Transactions among Santander’s entities held in usual market conditions in terms of maturity and fees comparable to those applied in transactions with unrelated parties.

The principal transactions and balances are as follows:

Thousands of Reais	March 31, 2010		December 31, 2009
	Joint-controlled companies	Related-Party	Joint-controlled companies	Related-Party

Assets
Cash and balances with the Brazilian Central Bank (1)	-	418,082	-	295,448
Banco Santander, S.A. – Spain	-	417,620	-	294,539
Others	-	462	-	909
Trading derivatives	-	755,188	-	953,243
Santander Benelux, S.A., N.V.	-	708,692	-	891,133
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	46,496	-	61,630
Others	-	-	-	480
Loans and advances to credit institutions (2)	384,022	859,437	335,849	994,019
Banco Santander, S.A. – Spain	-	536,563	-	994,019
Santander Benelux, S.A., N.V.	-	302,761	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	372,206	-	298,095	-
Companhia de Arrendamento Mercantil RCI Brasil	11,816	-	37,754	-
Others	-	20,113	-	-
Loans and advances to customers	578	2,747	-	-
Others	578	2,747	-	-
Other Assets	11,902	8,656	218	142
Banco Santander, S.A. – Spain	-	8,656	-	115
Celta Holdings Ltda	6,760	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	4,948	-	-	-
Others	194	-	218	27

Liabilities
Trading derivatives	-	(997,269)	-	(1,001,980)
Santander Benelux, S.A., N.V.	-	(873,658)	-	(957,392)
Abbey National Treasuty Plc	-	(30,529)	-	(24,028)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(70,922)	-	(55,891)
Others	-	(22,160)	-	35,331
Deposits from credit institutions	(28,675)	(5,302,744)	(15,142)	(3,180,121)
Banco Santander, S.A. – Spain	-	(2,800,019)	-	(2,633,316)
Grupo Banesto: Sociedades consolidables	-	(167,858)	-	(157,283)
Abbey National Beta Investments Limited	-	(374,947)	-	(387,616)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(1,959,580)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(25,052)	-	(12,516)	-
Companhia de Arrendamento Mercantil RCI Brasil	(3,623)	-	(2,626)	-
Others	-	(340)	-	(1,906)
Customer deposits	(1)	(301,408)	-	(455,733)
ISBAN Brasil S.A.	-	(94,628)	-	(112,134)
Produban Serviços de Informática S.A.	-	(22,670)	-	(43,138)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(184,094)	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	(106,490)
Others	(1)	(16)	-	(1,832)
Marketable debt securities	-	(234,655)	-	(108,231)
Banco Santander, S.A. – Espanha	-	(234,655)	-	(108,231)
Subordinated liabilities	-	-	-	(1,667,219)
Banco Santander, S.A. – Spain	-	-	-	(1,667,219)
Other Liabilities - Dividends and Bonuses Payable	-	(283,944)	-	(1,392,079)
Grupo Empresarial Santander, S.L.	-	(117,917)	-	(570,414)
Santander Insurance Holding, S.L.	-	(7,557)	-	(81,701)
Sterrebeeck B.V.	-	(158,470)	-	(739,683)
Produban Serviços de Informática S.A.	-	-	-	(281)
Other Payables	(1,300)	(69,967)	-	(9,266)
Banco Santander, S.A. – Spain	-	(13,150)	-	(9,266)
Santander Insurance Holding, S.L.	-	(56,579)	-	-
Others	(1,300)	(238)	-	-
(1) Comprised of cash balances that did not bear interest.

(2) All loans to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

	March 31,
Thousands of Reais	2010		2009
	Joint-controlled companies	Related-Party	Joint-controlled companies	Related-Party

Income
Interest and similar income - Loans and advances to credit institutions	7,422	336	13,246	2,033
Banco Santander, S.A. – Spain	-	181	-	1,221
Abbey National Treasury Services Plc	-	155	-	812
Companhia de Crédito, Financiamento e Investimento RCI Brasil	6,779	-	11,308	-
Companhia de Arrendamento Mercantil RCI Brasil	643	-	1,938	-
Interest expense and similar charges - Customer deposits	-	(4,343)	-	(965)
ISBAN S.A.	-	(2,002)	-	(965)
Produban Serviços de Informática S.A.	-	(570)	-	-
Abbey National Beta Investments Limited	-	(1,771)	-	-
Interest expense and similar charges - Deposits from credit institutions	(65)	(22,438)	(1,782)	(8,228)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(2)	-	(751)	-
Companhia de Arrendamento Mercantil RCI Brasil	(63)	-	(1,031)	-
Banco Santander, S.A. – Espanha	-	(19,854)	-	-
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	(7,861)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(480)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(2,095)	-	-
Others	-	(9)	-	(367)
Interest expense and similar charges - Marketable debt securities	-	(1,813)	-	-
Banco Santander, S.A. – Espanha	-	(1,813)	-	-
Fee and commission income (expense)	2,163	1,722	1,485	9,048
Companhia de Crédito, Financiamento e Investimento RCI Brasil	1,886	-	1,332	-
Companhia de Arrendamento Mercantil RCI Brasil	277	-	153	-
Banco Santander, S.A. – Espanha	-	1,722	-	2,273
Santander Capitalização	-	-	-	6,775
Gains/losses on financial assets and liabilities	-	(26,836)	-	277,721
Banco Santander, S.A. – Espanha	-	51,851	-	(19,146)
Santander Benelux, S.A., N.V.	-	(57,021)	-	297,104
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	(1,173)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(28,341)	-	-
Abbey National Treasury Services Plc	-	6,671	-	848
Others	-	4	-	88
Administrative expenses and Amortization	-	(42,712)	1	(46,134)
ISBAN S.A.	-	(13,345)	-	-
Santander Seguros	-	-	-	107
Produban Serviços de Informática S.A.	-	(21,375)	-	(38,687)
Altec, S.A. – Chile	-	(1,201)	-	(1,914)
Aquanima Brasil Ltda.	-	(5,805)	-	-
Ingeniería de Software Bancario, S.L.	-	(612)	-	(5,640)
Others	-	(374)	1	-

14) Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans. Members of the Board of Directors are eligible for these plans only if they exercise Executive Board functions.

a) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Local (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates (Units) of Banco Santander (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates (UNITS) of Banco Santander (PSP):

Thousands of Reais

	Number in thousands of Units - Granted (1)	Exercise Price	Year of Grant	Employee Group	Period Start Date	Period End Date
SOP	15,254	23.50	2010	Executives	Feb-03-10	Jul-30-14
PSP	1,470	-	2010	Executives	Feb-03-10	Jul-20-12
(1) Maximum number of shares to be granted at the end of each period if the performance parameters for Total Shareholder Return (TSR) and Net Income are met.

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Bank are issued. The objective is to retain executive officers’ commitment to long-term results. The period for exercising the options is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of 1 year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles. Its objective is to retain the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

a.1) Performance Parameters and Calculation of Fair Value

For accounting of the SOP and PSP plans, the following performance parameters were used to calculate the shares to be granted:

Total Shareholder Return (TSR)				Net Income
TSR Rank	% of Exercisable Shares	Probability of Occurrence	Average (1)	Net Income Realized	% of Exercisable Shares	Probability of Occurrence	Average (1)
1°	50%	25%	12.5%	> 100%	50%	30%	15.0%
2°	35%	25%	8.8%	95%	35%	30%	10.5%
3°	25%	25%	6.3%	90%	25%	30%	7.5%
4°	0%	25%	0.0%	<90%	0%	10%	0.0%
Total			27.5%				33.0%
(1) % of Exercisable Shares given the Probability of Occurrence.

To arrive at the fair value of the options in the SOP plan, the following premises were made based on the binomial method:

Volatility	40.0%
Rate of Dividends	4.8%
Vesting Period	2.75 years
Average exercise time	3.75 years
Risk-free Rate	11.0%

Pro-rata day expenses of R$5,059 were booked relating to the Local Program in the first quarter of 2010.

a.2) The stock options of Plan SOP may dilute the basic earnings per share in the future. On March 31, 2010, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented period.

b) Global Program

The main assumptions used as of March 31, 2010 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2009.

15. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	March 31, 2010		December 31, 2009
	Notional Amount	Market Value	Notional Amount	Market Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	38,845,514	6,398,939	50,761,630	12,646,099
Options - purchase and sales	181,144,918	1,724	181,501,740	33,762
Forward and futures contracts	35,564,734	-	32,263,081	-
Foreign currency risk:
Currency swaps (1)	36,661,378	(5,905,972)	40,616,308	(11,648,297)
Options - purchase and sales	34,729,128	(130,676)	28,983,489	(333,259)
Forward and futures contracts	28,264,550	(371,926)	22,063,175	(150,008)
	355,210,222	(7,911)	356,189,423	548,297
Hedging derivatives (2)
Interest rate risk:
Futures contracts (3)	2,533,763	-	15,294,094	-
Interest rate swaps (4)	1,132,270	95,988	1,249,645	153,619
	3,666,033	95,988	16,543,739	153,619
Total	358,876,255	88,077	372,733,162	701,916

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In March 31, 2010, the volume of credit derivatives with total return rate – credit risk received corresponds to R$528,946 thousand of cost (December 31, 2009, R$655,126 thousand) and R$482,743 thousand of fair value (December 31, 2009, R$527,532 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$6,939 thousand (December 31, 2009, R$7,498 thousand).

(2) The effectiveness obtained for the hedge portfolio as of March 31, 2010 and December 31, 2009 is compliant with Bacen´s requirements and no ineffective portion was identified to be recorded in income for the period.

(3) The mark-to-market effect of these cash flow hedges, with maturity on January 2, 2012, is recorded directly in equity, and at March 31, 2010 corresponded to a debit of R$249,941 thousand (December 31, 2009, R$262,295 thousand), net of taxes. The fair value of Certificate of Deposits designated as a hedged item was R$2,379,748 thousand at March 31, 2010 (December 31, 2009, R$15,337,856 thousand). No ineffective portion of such hedges, which would require recording in income, was identified during the period. Futures-DI transactions designated as hedge instrument have daily adjustments and are recorded in assets or liabilities and settle in cash daily.

(4) The curve value and the fair value of loans and advance to customers classified as hedge item is R$622,410 thousand (on December 31, 2009 - R$685,405 thousand) and R$641,299 thousand (on December 31, 2009 - R$708,566 thousand), respectively. The curve value and the fair value of deposits from credit institutions classified as hedge item is R$372,377 thousand (on December 31, 2009 - R$387,615 thousand) and R$374,947 thousand (on December 31, 2009 - R$391,480 thousand), respectively.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

	March 31,	December 31,
Thousands of Reais	2010	2009

Investment funds	98,296,051	95,324,100
Assets under management	8,276,381	3,083,043
Total	106,572,432	98,407,143

c) Third-party securities held in custody

At March 31, 2010, the Bank held in custody debt securities and equity instruments totaling R$96,874,065 thousand (December 31, 2009 - R$94,949,464 thousand) entrusted to it by third parties.

16. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank (Not required under IFRS)

Following the Brazilian Securities Commission (CVM) Instruction 457 from July 13, 2007, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		March 31,		December 31,
Thousands of Reais	Note	2010	2009	2009

Shareholders' equity attributed to the parent under Brazilian GAAP		65,248,192	49,294,758	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	d	(174,518)	(176,352)	(174,218)
Classification of financial instruments at fair value through profit or loss	e	14,801	65,916	19,440
Redesignation of financial instruments to available-for-sale	a	520,293	431,539	555,104
Impairment on loans and receivables	b	(20,036)	(232,059)	960
Accounting under equity method	c	(15,078)	(15,078)	(15,078)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	f	213,831	208,191	217,205
Reversal of goodwill amortization and others	g	4,256,852	689,867	3,424,772
Realization on purchase price adjustments	h	669,793	376,306	727,101
Others		14,131	23,344	17,426
Shareholders' equity attributed to the parent under IFRS		70,728,261	50,666,432	69,265,405
Non-controlling interest under IFRS		1,382	5,344	1,338
Shareholders' equity (including non-controlling interest) under IFRS		70,729,643	50,671,776	69,266,743

		March 31,
Thousands of Reais	Note	2010	2009

Net income attributed to the parent under Brazilian GAAP		1,014,632	418,519
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	d	(300)	3,056
Classification of financial instruments at fair value through profit or loss	e	(344)	36,693
Redesignation of financial instruments to available-for-sale	a	276	840
Impairment on loans and receivables	b	(20,996)	2,241
Accounting under equity method	c	-	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	f	(3,374)	(3,954)
Reversal of goodwill amortization and others	g	832,080	313,102
Realization on purchase price adjustments	h	(57,308)	60,313
Others		(1,651)	988
Net income attributed to the parent under IFRS		1,763,015	831,798
Non-controlling interest under IFRS		71	-
Net income (including non-controlling interest) under IFRS		1,763,086	831,798

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the BACEN for purposes of allowance for loan losses calculation.

c) Accounting under equity method:

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

d) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

e) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

f) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

g) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

h) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:

- The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE-MONTHS PERIOD ENDED MARCH 31, 2010

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

Direct and Indirect controlled by Banco Santander (Brasil)		Participation %		Stockholders'	Net Income
S.A.	Activity	Direct	Indirect	Equity	(Losses)
Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,574,830	120,134
Santander Brasil Asset Management Distribuidora de Títulos e	Asset manager	99.99%	100.00%	154,604	20,303
Valores Mobiliários S.A.
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	4,086,175	71,200
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	11,974,757	254,180
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	797,225	111,765
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,855	46
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	102,292	9,367
Real Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	11,908	2,292
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	146,435	14,532
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	100.00%	100.00%	83,768	1,143
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6) (8)	Broker	100.00%	100.00%	303,566	7,233
Real Argentina S.A.	Other Activities	98.99%	98.99%	49	(4)
Webmotors S.A.	Other Activities	100.00%	100.00%	43,668	2,906
Agropecuária Tapirapé S.A.	Other Activities	99.07%	99.07%	6,868	71
Real CHP S.A.	Holding	92.78%	92.78%	2,571	723
Santander Getnet Serviços para Meios de Pagamento	Other Activities	50.00%	50.00%	400	-
Sociedade Anônima (7)

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance and Pension Plans	-	100.00%	150,418	5,784
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	446,759	37,573

Controlled by Companhia Real Distribuidora de Títulos e
Valores Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários	Broker	-	100.00%	68,735	942
S.A.

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos. Administrativos e de	Insurance	-	100.00%	71,058	7,296
Corretagem de Seguros
Real Corretora de Seguros S.A.	Insurance	-	100.00%	71,039	7,247

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.
(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4)Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.
(7) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(8) Merged the Santander S.A. Corretora de Câmbio e Títulos in march 2010.
***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer